Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Press release issued by QVC, Inc. on October 12, 2017.

QVC Group Announces Plans for New Leadership Team and Structure to

Drive Global Growth for the Next Generation of Shopping

Combined Global Group to Be No. 3 Multi-Category eCommerce Retailer and Mobile Retailer

WEST CHESTER, Pa (October 12, 2017) — Today, QVC, Inc. President and CEO Mike George announced plans for a new organizational structure and senior executive team for the QVC Group, to be effective once Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) completes its previously announced acquisition of HSN, Inc. (HSNi) (Nasdaq: HSNi), which is expected later this year.

“Our new group will bring together QVC, HSN, zulily and the Cornerstone brands to create a premier global retailer with extraordinary reach and unlimited potential,” George said. “Together, we will define a new generation of shopping that combines commerce, content, and multi-platform engagement to change the way She shops — all the while retaining the uniqueness of our well-known brands and continuing to build on our distinctive legacies.”

“The new QVC Group will generate $14 billion in annual revenue(1) and will serve 23 million customers(2) worldwide. And while we can’t be defined by a single platform, we are notably the #3 multi-category e-commerce retailer in North America and the #3 multi-category mobile retailer in the US.”

The combined group will broadcast 17 networks into more than 360 million homes in nine countries, attract 2 billion annual visits to our global websites, handle over 180 million customer contacts annually, and ship over 320 million packages annually.

To deliver value to its team members, customers, communities, vendor partners and shareholders, the new structure and leadership team will enable the QVC Group  to develop highly engaging, curated, and discovery-based shopping experiences and extend those experiences across all the digital and media platforms relevant to today’s and tomorrow’s consumer. Additionally, we will launch a New Ventures division, which will be led by zulily cofounder and CEO Darrell Cavens, to imagine and develop new forms of discovery-based shopping.

The combined group will consist of five business units and eight global functions:

Business Units

•                  QVC US — Steve Hofmann will be President, QVC US. Hofmann is currently President, QVC International. QVC US brings the QVC shopping experience—combining the best of retail, media and social—to customers in the US. It is our largest business unit with over $6B in revenue in 2016.

•                  QVC International — We will announce a new leader for QVC International in the coming months. QVC International brings the QVC shopping experience to customers in Japan, UK & Ireland, Germany & Austria, Italy, France, and our joint venture in China(3). In 2016, the unit had $2.6B in revenue.

•                  HSN — Mike Fitzharris will be President, HSN. Fitzharris is currently CEO, Representative Director and Chairman, QVC Japan. HSN, the founder of the TV shopping industry, achieved $2.5B in net sales in 2016.  Gregg Bertoni, currently Senior Vice President, CNR Mall, will replace Mike as CEO of QVC Japan.

•                  zulily — Lori Twomey will be interim President, zulily, until a permanent leader is identified in the coming months. Twomey is Chief Merchant, zulily. zulily is our online retailer obsessed with bringing special finds every day to its customers. In 2016, the team delivered $1.5B in revenue.

•                  Cornerstone — Claire Spofford will be President, Cornerstone. Spofford is currently President, Garnet Hill and will continue to lead that business while taking on this new leadership role. Cornerstone is an interactive and catalog business of leading aspirational lifestyle brands: Ballard Designs, Frontgate, Garnet Hill, Grandin Road, and Improvements. In 2016, Cornerstone delivered $1.1B in net sales, with 71% digital sales penetration.

Global Functions

•                  Global Merchandising — Doug Howe will be Chief Merchandising Officer. Howe is currently Executive Vice President of Merchandising, QVC. This team will accelerate our product leadership agenda by identifying emerging trends and white spaces for growth, developing compelling category strategies, attracting the best vendors to our worldwide platforms, and providing product services to the businesses, all to further the company’s goal of creating highly curated and exclusive assortments that bring our customers the joy of discovering the new and unexpected.

•                  Interactive Commerce Experiences — Mary Campbell will be Chief Interactive Experience Officer. Campbell is currently Executive Vice President of Commerce Platforms, QVC. This team will drive QVC Group’s ongoing transformation as one of the world’s largest multiplatform retailers — expanding marketing programs to reach new segments of consumers, creating new forms of ‘live’ and dynamic content, and developing next generation digital and interactive platforms. Todd Sprinkle will be Chief Digital Officer, reporting to Campbell and driving platform innovation as the company extends its global leadership in live and interactive shoppable content. Sprinkle is currently Chief Information Officer, QVC.

•                  New Ventures — Darrell Cavens will be President, New Ventures. Cavens is currently President and CEO, zulily. New Ventures will be responsible for driving innovative retail concepts and looking beyond our current business for additional growth opportunities, through internal innovation, strategic partnerships, joint ventures and acquisitions.

•                  Operations — Bob Spieth will be Chief Operations Officer. Speith is currently Executive Vice President of Customer & Business Services, QVC and zulily. Speith will manage global Customer Service, Quality, Supply Chain, and Workplace Services across all business units, leading one of the world’s largest direct-to-consumer networks to the high levels of service and product quality that differentiate our brands in the marketplace and earn strong customer loyalty.

•                  People, Communications & Community — Beth Rubino will be Chief People Officer. Rubino is currently Executive Vice President of Human Resources, QVC. This team will fuel business growth, further enhance our corporate reputation, and inspire operational excellence by ensuring we attract, develop, and retain the best and most diverse talent in the industry, communicate with integrity to all stakeholders, and give back to our communities around the world.

•                  Technology — Karen Etzkorn will be Chief Information Officer. Etzkorn is currently Chief Information Officer, HSNi. This team will play a pivotal role in driving long term growth, innovation, and productivity by bringing best-in-class technology solutions that leverage the combined resources and talents of our worldwide technology teams.

•                  Finance — Ted Jastrzebski will be Chief Financial Officer. Jastrzebski is currently Executive Vice President and Chief Financial Officer, QVC. This team will provide strategic, analytic, and finance support to the businesses, ensuring we sustain our track record of delivering strong results.

•                  Legal & Compliance — Larry Hayes will be General Counsel. Hayes is currently Senior Vice President and General Counsel, QVC. This team will provide leadership as the combined group continues its efforts to meet the highest ethical and legal standards across all businesses and geographies.

“These are strong, seasoned executives, drawn from across our businesses, with deep expertise in their respective disciplines and in retail,” George said.

“I’d like to acknowledge and thank Bill Brand, Rod Little, and Judy Schmeling, who comprise the Office of the Chief Executive at HSNi, who will be stepping down post the transaction closing. They have steered the company well through the changes of the last several months and have been a trusted sounding board to me and our other leaders as we plan for the future.  Each has made extraordinary contributions to HSNi, building the company into one of the premier lifestyle retailers. I’m grateful for all their support and look forward to working with them in the coming months to ensure a smooth transition.”

Until the transaction closes, all leaders at HSNi, QVC, and zulily will continue in their current roles, and QVC and HSNi will continue to operate as separate companies.

(1)         LTM as of Q1-17

(2)         Represents total customers across consolidated QVC, zulily, HSNi. Includes some amount of QVC US and HSN customer overlap

(3)         QVC’s joint venture in China is not included in QVC consolidated or QVC International results

Contact

QVC, Inc.

Colleen Rooney (Media)

484-701-1761

colleen.rooney@qvc.com

About QVC

QVC combines the best of retail, media and social to create the most engaging shopping experience, one that exceeds the expectations of everyone we touch by delivering the joy of discovery through the power of relationships.  Every day, in nine countries and counting, QVC engages millions of shoppers in a journey of discovery through an ever-changing collection of familiar brands and fresh new products, from home and fashion to beauty, electronics and jewelry. Along the way, we connect with shoppers via live dialog, engaging stories, interesting personalities and award-winning customer service. Based in West Chester, Pa. and founded in 1986, QVC has more than 17,000 employees and has retail operations in the U.S., Japan, Germany, United Kingdom, Italy, France, and through a joint venture in China. Worldwide, QVC engages shoppers via 15 broadcast networks reaching more than 360 million homes, seven websites, and 195 social pages. Visit corporate.qvc.com to learn more.

QVC is a wholly owned subsidiary of Liberty Interactive Corporation and is attributed to the QVC Group tracking stock (NASDAQ: QVCA, QVCB). Liberty Interactive’s QVC Group also includes zulily, a digital retailer obsessed with bringing customers special finds every day at incredible prices. zulily has been a wholly-owned subsidiary of Liberty Interactive Corporation since October 2015. zulily features an ever-changing, always delightful collection of clothing, home décor, toys, gifts and more——for the whole family. Unique products from up-and-coming brands are featured alongside favorites from top brands, giving customers something new to discover each morning. Launched in 2010, zulily is headquartered in Seattle. Among mass merchants, the combined QVC Group (including QVC and zulily) is the #3 mobile retailer in the U.S., the #8 mobile retailer globally, and the #3 ecommerce player in North America, according to Internet Retailer. QVC, Q, and the Q Ribbon Logo are registered service marks of ER Marks, Inc. For more information on Liberty Interactive Corporation, visit www.libertyinteractive.com.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition (the “HSNi acquisition”) of HSNi by Liberty Interactive, including those about timing and expected benefits of the HSNi acquisition and organizational structure and senior executive team changes, and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the HSNi acquisition.  These forward-looking statements speak only as of the date of this press release, and QVC and Liberty Interactive each expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in QVC’s or Liberty Interactive’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of QVC and Liberty Interactive, including the most recent Forms 10-K and 10-Q, for additional information about QVC and Liberty Interactive and about the risks and uncertainties related to QVC’s and Liberty Interactive’s businesses which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus regarding the HSNi acquisition (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the HSNi acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.